**VIRTU FINANCIAL CAPITAL MARKETS LLC**
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2015

| Assets | | |
|---|---|---:|
| Cash | $ | 9,168,130 |
| Receivables from broker-dealers and clearing organizations | | 1,187,393 |
| Financial instruments owned, at fair value | | 88,599 |
| Securities borrowed | | 14 |
| Exchange memberships and stock ($203,867, at fair value) | | 1,814,353 |
| Other assets | | 411,065 |
| Total assets | $ | 12,669,554 |

| Liabilities and member's equity | | |
|---|---|---:|
| Liabilities | | |
| Payables to broker-dealers and clearing organizations | $ | 1,768 |
| Accounts payable and accrued expenses | | 1,093,170 |
| Financial instruments sold, not yet purchased, at fair value | | 42,342 |
| Due to affiliates | | 828,352 |
| Total liabilities | $ | 1,965,632 |
| Member's equity | | 10,703,922 |
| Total liabilities and member's equity | $ | 12,669,554 |

See accompanying notes to financial statements.